Worthy Peer Capital, Inc.

4400 North Federal Highway
Suite 210-12
Boca Raton, Florida 33431
(561) 504-4299

‘CORRESP’

January 2, 2018

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:

David Gessert, Staff Attorney

Re:

Worthy Peer Capital, Inc. (the “Company”)

Offering Statement on Form 1-A

File No. 024-10766

Ladies and Gentlemen:

The Company respectfully requests that the aforementioned Offering Statement be qualified on Thursday, January 4, 2018 at 3:00 p.m. or as soon thereafter as possible.

Thank you.

Sincerely,

/s/ Alan Jacobs
Alan Jacobs
Chief Operating Officer

Cc:

Charles B. Pearlman, Esq.